SYNCHRONOSS TECHNOLOGIES, INC.

200 Crossing Blvd., 8th Floor

Bridgewater, New Jersey 08807

October 24, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                    Kathleen Collins

Branch Chief

Re:                               Synchronoss Technologies, Inc. (File No. 000-52049)

Request for Extension to Comment Letter Response

Dear Ms. Collins:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Forms 10-K and 10-K/A for the fiscal year ended December 31, 2017, the Forms 10-Q and 10-Q/A for the period ended March 31, 2018 and the Form 10-Q for the period ended June 30, 2018 of Synchronoss Technologies, Inc. (the “Company”) set forth in your letter dated October 16, 2018 (the “Comment Letter”).

As discussed with you and Ms. Brittany Ebbertt, the Company hereby requests a 10 business day extension of time to respond to the Comment Letter.  The Company will endeavor to respond to the comments made by the Staff in the Comment Letter no later than November 14, 2018.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (908) 547-1239.

Sincerely,

/s/ Ronald J. Prague

Ronald J. Prague
Vice President and General Counsel

cc:                          Mr. Glenn Lurie, Synchronoss Technologies, Inc.

Mr. David Clark, Synchronoss Technologies, Inc.

Marc F. Dupre, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP